Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Inc.

Entity(1)	Jurisdiction of Organization
Cyprus Amax Minerals Company	Delaware
FCX Oil & Gas Inc.	Delaware
Freeport-McMoRan Exploration & Production LLC	Delaware
Freeport-McMoRan Morenci Inc.	Delaware
Freeport-McMoRan Oil & Gas LLC	Delaware
Freeport Minerals Corporation	Delaware
Plains Offshore Operations Inc.	Delaware
PT Freeport Indonesia	Indonesia
Sociedad Minera Cerro Verde S.A.A.	Peru

(1)	Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2015.